CONFIDENTIAL SUBMISSION

As confidentially filed with the Securities and Exchange Commission on July 29, 2015, pursuant to the Jumpstart our Business Startups Act

July 31, 2015

Securities and Exchange Commission

100 F Street, NE,

Washington, D.C. 20549

Re:	Centrue Financial Corporation
Draft Registration Statement on Form S-1
Submitted June 19, 2015
CIK No. 0001019650

Ladies and Gentlemen:

This letter and attached revised copy of Centrue Financial Corporation’s (“Centrue’s”) Draft Registration Statement on Form S-1 serves as Centrue’s response to the comment letter Centrue received on July 17, 2015 (the “Comment Letter”). The comments made in the Comment Letter are included below in italics, with Centrue’s response set forth below the applicable comment.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Neither Centrue nor anyone authorized to act on Centrue’s behalf has provided any written communications to potential investors in reliance on Section 5(d) or otherwise. In connection with a restructuring and recapitalization of Centrue, Centrue issued 6,333,333 shares of its common stock at a price of $12.00 per share to an investor group made up predominantly of institutional investors. In accordance with the terms of the restructuring, Centrue committed to register the 4,833,209 shares issued to the twenty-three (23) investors listed as “Selling Stockholders” in the table of Selling Stockholders included in the draft Registration Statement. The shares covered by the Registration Statement are not being disposed of in an underwritten offering and Centrue will receive no proceeds from any sales made under this Registration Statement.

2. Please include the disclosures required by Item 404 of Regulation S-K on transactions with related persons.

Centrue has entered into no related person transactions that require disclosure under Item 404.

Prospectus Summary, page 2

3. Please disclose under a new subheading that Centrue is operating under a written supervisory agreement with the Federal Reserve Bank of Chicago and IDFPR and briefly summarize the material effects of the agreement on your operations, such as the significant banking issues identified, your actions or planned actions taken to comply with the terms of the agreement and the anticipated impact on future financial results and trends.

The Prospectus Summary has been revised to include a new subheading titled “Supervisory Agreement.” This new section describes the supervisory agreement and summarizes the effects of the agreement and the actions we have taken and are taking to result in termination of the agreement.

Cautionary Note Regarding Forward-Looking Statements, page 16

4. You state that your prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please advise why you believe you are eligible to take advantage of this safe harbor or revise to make clear you are not relying upon the safe harbor.

The current “Cautionary Note Regarding Forward Looking Statements” has been revised to reflect that Centrue is not eligible to rely on Section 27A or Section 21E.

Selected Consolidated Financial and Other Data, page 19

5. Please tell us how you calculated book value per common share and tangible book value per common share at March 31, 2015, December 31, 2014 and December 31, 2013.

Set forth below are the March 31, 2015, December 31, 2014 and December 31, 2013 calculations of book value and tangible book value per common share:

	March 31, 2015	December 31, 2014	December 31, 2013

Total equity capital	82,950	30,328	35,871
Total intangibles	1,593	1,831	2,782
Total preferred stock	2,636	35,304	33,168
Period end common shares	6,484,455	151,122	202,115
(1) Book value per share	$12.39	$(32.93)	$13.37
(2) Tangible book value per share	$12.14	$(45.04)	$(0.39)

(1) Book Value = (Equity Capital-Preferred Stock)/Period End Common Shares

(2) Tangible Book Value = (Equity Capital-Preferred Stock-Intangibles)/Period End Common Shares

Critical Accounting Policies and Estimates, page 25

6. We note your disclosure starting on page 50 that you have elected to use the extended transition period for complying with new or revised accounting standards for an ``emerging growth company´´ pursuant to the JOBS Act. Please revise your critical accounting policy disclosures in MD&A to include a statement indicating that your financial statements may not be comparable to companies that comply with public company effective dates.

To address this comment Centrue has revised its critical accounting disclosures to include a statement clarifying that Centrue’s financial statements may not be comparable to companies that comply with public company effective dates for new or revised accounting standards.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Loan Losses, page 36

7. As disclosed in Note 3 of your financial statements beginning on page F-26, the allowance for loan losses for loans collectively evaluated for impairment increased $1.9 million or 40% from December 31, 2013 to December 31, 2014. We noted $1.3 million of this increase was in your Commercial Real Estate portfolio. We also noted that the Commercial Real Estate portfolio increased 10% during the year and that credit trends appear to be very positive for the year as total past due amounts decreased from $17.4 million to $5.7 million and total classified assets decreased from $63.2 million to $20.2 million.

Please revise your disclosures to clearly explain management’s judgments and determinations in providing for net additions to the Allowance for Loan Losses for loans collectively evaluated for impairment at a time when credit quality metrics exhibited noted improvements as indicated above.

Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your collectively evaluated loan portfolio and how this change, as well as any other key drivers, impacted your related allowance for loan losses. For instance, discuss trends in historical losses incorporated in your methodology and trends observed in specific qualitative factors.

The allowance for loan losses section has been revised to address this comment.

Business, page 41

8. Please refer to the first paragraph of this section. Please revise to clarify that you are not currently traded on a national exchange and instead are quoted on OTC Pink.

The Business description has been revised to clarify the current trading status of Centrue.

9. Please revise to discuss your underwriting policies and procedures for each loan portfolio. Your disclosure should identify and discuss the specific qualitative and quantitative factors considered in the underwriting process, including loan to value ratios, FICO scores, debt ratios, collateral, etc. and discuss any loan products that have terms that give rise to a concentration of credit risk. Additionally, please highlight any significant changes to your underwriting guidelines to allow an investor to understand how the underlying credit risk may have changed over recent years.

The Registration Statement has been revised to address this comment.

Management, page 51

10. Please briefly describe the business experience during the past five years of each director and executive officer, including each person’s principal occupations and employment during the past five years and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. For example only, please specify Mr. Battles’ occupation from 2010-2012 and Mr. Stevenson’s occupation from 2010 to 2011. In addition, please revise to explicitly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Battles should serve as a director, in light of your business and structure. Please refer to Item 401(e) of Regulation S-K for guidance.

Centrue has expanded the biographical descriptions (where appropriate or necessary) to address this comment.

Selling Stockholders, page 58

11. With respect to selling security holders who are not natural persons, please disclose the natural person or persons who exercise dispositive voting or investment control with respect to the securities to be offered by these security holders. For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretations Question 240.04. Please provide similar disclosure for the entities listed in your beneficial ownership table on page 57.

The Selling Stockholder and Beneficial Ownership tables have been revised to address the additional information.

12. Please disclose whether any of the selling security holders are broker-dealers or affiliates of a broker-dealer. If you determine that a selling security holder is a broker-dealer, please revise your disclosure to indicate that such selling security holder is an underwriter unless such selling security holder received its securities as compensation for its services.

If a selling security holder is an affiliate of a broker-dealer, please disclose, if true, that such selling security holder acquired its shares in the ordinary course of business and that the seller had no agreements or understandings, directly or indirectly, with any persons to distribute the securities. If not, you must indicate that such selling security holder is an underwriter.

The Selling Stockholder table has been revised to address the additional information.

Executive Compensation, page 59

13. We note the general description of the cash bonus program on page 60 and that bonuses were paid for 2014. Please describe more specifically how these bonuses were determined and the bonus arrangements for these members of management. Refer to Item 402(o)(5) of Regulation S-K for guidance. Please also file the Short-Term Incentive Compensation Plan as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K for guidance.

The general description has been revised to discuss in more detail how the bonuses were determined and the plan has been included as an exhibit to the registration statement.

Where You Can Find Additional Information, page 66

14. We note your statement that in connection with this offering, you intend to register your common stock under Section 12(g). You also indicate elsewhere that you intend to seek the listing of your common stock on NASDAQ. Please revise to clarify if you intend to register your common stock under Section 12(b).

Centrue intends to register its common stock under Section 12(b). The text of the “Where You Can Find Additional Information” section has been revised to correct this reference.

Financial Statements

Consolidated Statements of Stockholders’ Equity, page F-6

15. Please revise to include Treasury Stock and Total amounts in your equity roll forwards. It appears certain amounts are missing (e.g. January 1, 2013, December 31, 2013, December 31, 2014, January 1, 2015, etc.)

We have revised the Consolidated Statement of Stockholders’ Equity to include the missing information.

16. We note your disclosure in the equity roll forward related to the common and preferred stock conversion to series D preferred stock as well as your disclosure related to this transaction on pages F-46 and F-47. Please tell us in detail how you accounted for this transaction. Please provide supporting information for the measurements used in your accounting for the common stock and the series D preferred stock. Specifically tell us how you considered whether this transaction should impact net income (loss) for common stockholders in your EPS calculations.

The stock exchange was calculated by converting (a) 1,529,788 shares of common stock held by the three largest shareholders using the 30 day average closing price of $0.82 per share and dividing by the offering price of $1,000.00 per Series D Preferred Share which equals 1,254.4262 shares of Series D Fixed Rate Non-Voting Non-Cumulative Perpetual Preferred Stock; and (b) 2,762.24 shares of Series A Convertible Preferred Stock multiplied by 0.5 which equals 1,381.12 shares of Series D Preferred Stock.  The sum of the conversion equals 2,635.5462 shares of Series D Fixed Rate Non-Voting Non-Cumulative Perpetual Preferred Stock at a par value of $1,000.00.  Attached are the journal entries and supporting calculations. Also, a third party firm that specializes in performing financial institutions valuations was engaged to render a valuation report as to the fair market value of the Series D Fixed Rate Non-Voting Non-Cumulative Perpetual Preferred Stock. The effect of the Series A Convertible Preferred Stock dividends was factored into the EPS calculations in prior years. The difference between the accumulated dividends of $920,784 at December 31, 2013 and the dividends of $881,120 included as part of the exchange, or $39,664, was added to net income available to common stockholders in the 2014 EPS calculation. The general ledger accounting journal entries are attached as Exhibit A.

Note 7. Preferred Stock, page F-46

17. Please revise to discuss the facts and circumstances related to the reversal of $9.4 million in dividends payable related to the Series A Convertible Preferred Stock and Series C Fixed Rate Cumulative at December 31, 2013.

Note 7 has been revised to expand the discussion of the reversal of the $9.4 million in dividends payable at December 31, 2013. The memorandum supporting the decision to reverse the dividend is attached to this response letter as Exhibit B.

Part II – Information Not Required in Prospectus

18. Please provide the disclosures called for by Items 13, 14 and 15 of Form S-1.

Items 13, 14 and 15 have been included in Part II of the revised draft Registration Statement.

19. Please submit all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review as correspondence.

The legal opinion and other exhibits are filed with the revised draft Registration Statement.

Please contact the undersigned at jms@h2law.com or 312.456.3646 with any additional questions or comments.

Sincerely,

/s/ Jude M. Sullivan
Jude M. Sullivan

Exhibit A

Centrue Financial

Entries for Stock Exchange

Entry #	Account	Account Name	Debit	Credit

1.	100-3100000-86	Series A Convertible Preferred Stock	$500,000.00
	100-3511000-86	Retained Earnings	$881,120.00
	100-3700000-86	Treasury Stock	$1,254,426.20
	100-3151000-86	Series D Preferred Stock		$2,635,546.20

	Description:	To record exchange of Preferred A and common stock to Preferred D stock	$2,635,546.20	$2,635,546.20

			$—

Exhibit B

Centrue Financial Corporation

Technical Accounting Memorandum

Dividend Accrual Overview

According to Generally Accepted Accounting Principles (GAAP), the definition of an accrued dividend would be any dividends that have been declared but not yet paid to shareholders. Accrued dividends are booked as a current liability from the declaration date and remain as such until the dividend payment date. The entry would be a debit to the retained earnings account and a credit to dividends payable. Therefore, any dividends not declared by the board of directors would typically not be recorded as a payable on the balance sheet.

The definition of a current liability is an item on an entity’s balance sheet that is payable within one year. Dividends payable are nearly always classified as a short-term liability, since the intention of the board of directors is to pay the dividends within one year. The cluster of liabilities comprising current liabilities is closely watched, for a business must have sufficient liquidity to ensure that these liabilities can be paid off when due. Since current liabilities are typically paid by liquidating current assets, the presence of a large amount of current liabilities calls attention to the size and prospective liquidity of the offsetting amount of current assets listed on a company’s balance sheet.

Consideration of Conditions and Past Events

Centrue Financial Corporation issued 32,668 shares of Series C Fixed Rate Cumulative Perpetual Preferred Stock in January 2009 as part of the U.S. Department of Treasury’s Troubled Asset Relief Program Capital Purchase Program (the “TARP Program”). The Company received $32.7 million in proceeds from the stock issuance and under the terms of the agreement pays cumulative dividends of 5% a year for the first five years and 9% a year effective January 9, 2014 and thereafter. The Company made the first two quarterly dividend payments, then began deferring the payments after the May 15, 2009 payment as directed by the regulators. Both the Company and the Bank are currently prohibited from declaring and paying dividends. It should be noted that the board of directors has never officially declared dividends on these shares of stock. However, since the deferral started the Company has continued to accrue these dividends on the balance sheet each month.

The Company also has issued 2,762.24 shares of Series A Convertible Preferred Stock. Preferential cumulative cash dividends are payable quarterly at an annual rate of $75.00 per share. The Company began deferring the dividends on these shares in August 2009 as directed by the regulators. These dividends have also been accrued on the balance sheet throughout the deferral period. As of 12/31/13, the total accumulated dividends payable for these two classes of stock is $9.4 million. The U.S. Treasury recently finished the sale of the Company’s TARP shares to private investors. This, along with the increase in the dividend rate from 5% to 9% this year has led to an evaluation of whether the dividends should A. continue to be accrued on the balance sheet going forward and B. reverse the accrued dividends as of 12/31/13.

As of 12/31/13, the Parent Company had $2.2 million in operating cash on the books. This is sufficient to pay the ongoing operating expenses for several years, but not enough to pay deferred interest on its trust preferred obligations or dividends in arrears on its preferred stock. The deferred interest on the trust preferred securities at 12/31/13 was $4.2 million.

Accounting Treatment in the Industry

Upon research, it was discovered that some companies are accruing the dividends in arrears on their balance sheets and some companies are not accruing the dividends but are disclosing the amounts in arrears. The following public companies are not accruing dividends on the books and have recently disclosed their accounting treatment:

Centrue Financial Corporation

Technical Accounting Memorandum

Old Second:

•	The Company also issued TARP shares in the first quarter of 2009 in the amount of $73 million. On August 31, 2010, the Company announced that it would begin deferring the quarterly dividends. In subsequent quarters up until 2013, the dividends continued to be declared and accrued. All of the shares were sold in auctions that were completed in the first quarter of 2013.

•	The following was quoted in Note 15 of the September 30, 2013 10-Q: “As a result of the completed auctions, the Company’s Board elected to stop accruing the dividend on the Series B Preferred Stock in the first quarter of 2013. Previously, the Company had accrued the dividend on the Series B Preferred Stock quarterly throughout the deferral period. Given the discount reflected in the results of the auction, the board believes that the Company will likely be able to repurchase the Series B Preferred Stock in the future at a price less than the face amount of the Series B Preferred Stock plus accrued and unpaid dividends. Therefore, under GAAP, the Company did not fully accrue the dividend on the Series B Preferred Stock in the first quarter and did not accrue for it in subsequent quarters. The Company will continue to evaluate whether accruing dividends on the Series B Preferred Stock is appropriate in future periods.”

Royal Bancshares of Pennsylvania:

•	The following was taken from the Company’s September 30, 2013 10-Q: “On August 13, 2009, the Company’s Board of Directors determined to suspend regular quarterly cash dividends on the $30.4 million in Series A Preferred Stock. The Company’s Board of Directors took this action in consultation with the Federal Reserve Bank of Philadelphia as required by regulatory policy guidance. The Company currently has sufficient liquidity to pay the scheduled dividends on the preferred stock; however, this decision better supports the capital position of Royal Bank, a wholly owned subsidiary of the Company. As of September 30, 2013, the Series A Preferred stock dividend in arrears was $7.2 million and has not been recognized in the consolidated financial statements. In the event the Company declared the preferred dividend the Company’s capital ratios would be negatively affected however they would remain above the required minimum ratios.”

Bank of Carolinas Corp:

•	The following was taken from the Company’s September 30, 2013 10-Q: “In February 2011, the Company notified the Treasury of its intent to defer the payment of its regular quarterly cash dividend on its Series A Preferred Stock sold to the Treasury. In addition, the Company has entered into a written agreement with the Federal Reserve Bank of Richmond, which prohibits the Company’s payment of any dividends without the prior approval of the Federal Reserve bank of Richmond and the Director of the Division of Banking Supervision and Regulation of the Federal Reserve Board of Governors. At September 30, 2013 and December 31, 2012, the cumulative amount of dividends in arrears not declared was $1.7 million and $1.2 million, respectively.”

•	Based on the published financial statements at September 30, 2013, the Company is also not accruing for the dividends on the balance sheet.

Conclusion and Action Taken

After considering the appropriate accounting for dividends payable on preferred stock shares, management feels continuing to accrue for dividends that have not been declared and will not be paid in the near future to be an overstatement of liabilities on the balance sheet. In addition, it would continue to unnecessarily erode the Company’s capital and regulatory capital ratios. As mentioned above, there is not enough cash at the Parent to pay the dividends in arrears and the senior debt obligations and trust preferred interest in arrears would have to be paid first. Further, the Company is still prohibited from payment of dividends in the near future. Finally, the TARP shares were recently sold at auction to private investors.

Therefore, the Company has made the decision to discontinue accruing the dividends on its Preferred A and Preferred C shares, effective January 1, 2014. In addition, the Company will make a cumulative adjustment and restate the 12/31/13 and 12/31/12 balances in its 12/31/13 financial statements. The effect of this restatement will move the Company’s capital ratios to the “well-capitalized” level.

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